Ticker: EBNK                                    February 16, 1999
Exchange: NASD OTC BB
                         ALPHA TICKER RELEASE

AlphaTrade.com recently released a "Beta" version of AlphaTicker, a unique scrolling screen investment tool. This version of AlphaTicker is designed to demonstrate the versatility and low bandwidth requirements of the application. The key ingredients of this tool are its ability to be customized and the user friendly environment.

AlphaTrade is releasing AlphaTicker in modules to promote greater understanding of the full capabilities of this investment tool. New components to this "intelligent agent" technology will be released over the next month. These components will include additional channels such as: e-mail notification, news headlines, historical data, sports scores, top ten securities by exchange or volume, weather, business and general news, foreign exchange, major indices, federal express tracker, and horoscopes to name but a few. Users will have the ability to customize their own AlphaTicker and download only those components they desire.

Additional functions currently in the final phases of in-house testing will provide unparalleled delivery of content. These new tools will be available shortly and will allow the user to display AlphaTicker within the title bar of applications currently being used and to define update frequency times or alert times for e-mail, faxes and pagers.

AlphaTicker is designed to ultimately deliver "fresh" information to the user's desktop throughout the day. Unlike other information fetching software, there is no need to wait for a screen saver or to start a separate application to view the new data. It comes to you automatically at your pre-set time intervals. AlphaTicker uses only a small ticker display widow or the title bar of your current application and it will scroll continuously with the updated information.

Our component release strategy is designed to enhance the usability of all the investment tools AlphaTrade is developing. It is easy for users to master the simplified versions of our investment tools. As new components are made available, users will already have determined what their needsd are and any functions they choose to add will be to their customized specification thereby further enhancing the usability of our tools.

All of our information and investment tools will be comprehensive and user friendly. The information will be delivered via a suite of web-bsed technologies complimented with unique, "thin-client," low bandwidth desktop applications such as AlphaTicker.

AlphaTrade is developing/aggregating an unprecedented data warehouse of premium real-time and delayed financial data. This complete and extensive data warehouse will provide AlphaTrade's clients with the ability to act as their own investment manager. Users will now have complete access to all of the real-time and historical information necessary to make astute investment choices thereby regaining their decision-making status as an investor instead of relegating it to a money manager or an investment advisor.

AlphaTrade is positioning itself as the premier financial web portal for the new millennium. Further information on AlphaTrade is available at www.alphatrade.com or call our investor relations department toll-free at 1-877-288-7799.

Certain statements in this news release constitute "forward-looking" statements within the meaning of Section 21E of the U.S. Securities and Exchange Act of 1934. Such "forward looking" statements involve risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to e materially different from any future results, performance or achievements expressed or implied by such forward-looking statements.